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FEB 27 2009

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SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 27 2009 BRANCH OF REGISTRATIONS AND EXAMINATIONS 05

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 66040

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Prudential Bache Securities, LLC [redacted]

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
One New York Plaza
(No. and Street)

New York (City) New York (State) 10292-2013 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Anthony Trapasso 212-778-7386 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
PricewaterhouseCoopers LLP
(Name — If Individual, state last, first, middle name)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

BB 3/9 AB 3/16

OATH and AFFIRMATION

February 26, 2009

State of New York

ss:

County of New York

I, the undersigned, officer of Prudential Bache Securities, LLC affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to Prudential Bache Securities, LLC for the year ended December 31, 2008 are true and correct. I further affirm that neither the Company nor any officer or manager has any proprietary interest in any account classified solely as that of a customer.

Anthony Trapasso
Chief Financial Officer

Subscribed and sworn before me;
This 26th day of February, 2009

Notary Public

AMANDA E. HEALY
Notary Public, State of New York
No. 01HE6102166
Qualified in New York County
Commission Expires Nov. 24, 2011

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

To the Board of Directors and
The Members of Prudential Bache Securities, LLC:

In planning and performing our audit of the financial statements of Prudential Bache Securities, LLC (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);
2. The quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
3. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods

PRICEWATERHOUSECOOPERS

is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 26, 2009

PRUDENTIAL BACHE SECURITIES, LLC

Statement of Financial Condition
As of December 31, 2008

SEC.I.D. No. 8-66040
This report is deemed PUBLIC in accordance with
Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

Prudential Bache Securities, LLC

Table of Contents
December 31, 2008

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and
Member of Prudential Bache Securities, LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Prudential Bache Securities, LLC ("the Company") at December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2009

Prudential Bache Securities, LLC

Statement of Financial Condition
December 31, 2008 (In thousands)

Assets	
Cash	$ 222
Securities borrowed	278,314
Financial instruments owned, at fair value	4,806
Receivable from brokers and clearing organizations	3,135
Due from affiliate	5,472
Total assets	$291,949
Liabilities and Member's Equity	
Liabilities	
Securities loaned	$267,499
Payable to brokers and clearing organizations	462
Securities sold, not yet purchased, at fair value	4,990
Due to affiliate	600
Income taxes payable	474
Accrued expenses	148
Total liabilities	274,173
Member's Equity	17,776
Total liabilities and member's equity	$291,949

The accompanying notes are an integral part of this financial statement.

(In thousands, except where noted)

1. Summary of Significant Accounting Policies

Prudential Bache Securities, LLC (the "Company") is a limited liability company under the laws of Delaware. The date of inception of the Company was December 19, 2003, with operations commencing January 1, 2004. The Company is a wholly owned subsidiary of PFDS Holdings, LLC (the "Parent"), which is a wholly owned subsidiary of Prudential Securities Group, LLC. ("PSG"), an indirect wholly owned subsidiary of Prudential Financial, Inc. ("Prudential"). The Company was formed to engage in general securities business as an introducing broker, clearing all transactions with and for customers on a fully disclosed basis through a clearing broker. The clearing broker carries all of the accounts of the customers of the Company and is responsible for the collection of and payment of funds and receipt and delivery of securities relative to customer transactions.

The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA").

Proprietary securities transactions are recorded on a trade date basis.

Financial instruments owned and securities sold but not yet purchased are recorded on a trade date basis and are carried at fair value. Fair value is based on quoted market prices or dealer quotes where those are available and considered reliable. Additionally, other factors may be considered where appropriate such as market prices for related or similar financial instruments and coupon, yield, credit quality, prepayment terms, volatility and other economic factors.

The Company self clears its proprietary transactions. Non-proprietary transactions are cleared by its clearing broker. The Company engages in proprietary arbitrage trading strategies involving equity securities, hedged by either single-stock futures, exchange traded options, swaps, OTC options, or combinations thereof. The Company's financial instruments owned and sold, not yet purchased, at fair value, are based on quoted market prices or dealer quotes where those are available and considered reliable, as follows:

	Owned	Sold, Not Yet Purchased
Obligations of U.S. government	$1,055	
Money market funds	3,751	
U.S. corporate stocks		$ 419
Real estate investment trusts		362
Commodity ETFs		4,209
	$4,806	$4,990

The U.S. government securities owned shown above were pledged to the Company's clearing broker ($553) and the Options Clearing Corp. ($502).

Statement of Financial Accounting Standards No. 107, "Disclosure About Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the Statement of Financial Condition. Management estimates that the fair value of the financial instruments recognized on the Statement of Financial Condition (including receivables,

(In thousands, except where noted)

payables and accrued expenses) approximates their carrying value as such financial instruments are short-term in nature.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities" an amendment of FASB Statement No. 133. This statement amends and expands the disclosure requirements for derivative instruments and hedging activities by requiring companies to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement No. 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. This statement is effective for fiscal years and interim periods beginning after November 15, 2008. The Company's adoption of this guidance is not anticipated to have a material effect on the Company's financial statements.

Securities borrowing and lending transactions are accounted for as collateralized financings and require cash or other collateral to be deposited or taken in. Securities borrowed and securities loaned are recorded at the amount of cash or other collateral advanced or received, respectively, as required. The Company monitors the fair value of securities borrowed and securities loaned on a daily basis with collateral returned or collateral posted, respectively, as required. As of December 31, 2008, the fair value of securities borrowed by the Company was $269,872, which the Company is permitted by contract or custom to sell or repledge. The fair value of these securities that had been sold or repledged was $269,872. The fair value of securities loaned was $264,735. These securities borrowing and lending transactions are collateralized as a percentage of the fair value of the investment positions. To mitigate the related counterparty credit risk, the amount of securities borrowed and securities loaned are marked to fair value on a daily basis and correspondingly, cash flows are exchanged between the borrower and lender to satisfy the resulting changes in collateral requirements. Interest revenue and expense are accrued based on rates associated with the related securities borrows and loans.

The Company maintains its cash account with a large U.S. bank.

Receivable from brokers and clearing organizations consists principally of deposits, fails and other balances with clearing brokers. Payable to brokers and clearing organizations consists principally of stock loan rebates, fails and other balances with clearing brokers.

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

2. Related Parties

Under a Support Services, Space Sharing and Expense Agreement between the Company and its affiliate, Prudential Bache Commodities, LLC ("PBC"), the employees of the Company may provide services to both companies. The services provided by the majority of these employees are principally for the benefit of PBC. The Company accrues for and pays directly certain expenses related to its business activities, such as all sales commissions payable to registered personnel; all registration and examination fees; and all legal fees. PBC advances certain other expenses of the Company, such as salaries and employee benefits of support personnel,

(In thousands, except where noted)

for which the Company pays PBC a monthly management service fee. PBC, however, has assumed all liabilities, whether accrued or contingent, related to the payment of such expenses advanced to the Company. Accordingly, all employee compensation and other benefits expenses are recorded on the books of PBC with the exception of expenses paid directly by the Company in connection with the securities business and proprietary trading done through the Company, which are recorded on the books of the Company. Because PBC has assumed all other liabilities, whether accrued or contingent, related to the Company's employees, all such accrued employee compensation, other benefits and related liabilities are recorded on the books of PBC.

The Company clears its futures trades through its affiliate, PBC. Included in the Receivable from brokers and clearing organizations of $3,135 is a $510 receivable from PBC related to the Company's futures trading.

The Company executes non-customer securities transactions on behalf of PB Financial Services, Inc. ("PBFSI"), an affiliate with which the Company has a non-conforming subordination agreement. At December 31, 2008 this activity resulted in a receivable from PBFSI of $5,472 and cash collateral received on securities borrowed of $8,991.

From time to time the Company has borrowings with Prudential Funding, LLC ("PFLLC"), an affiliate, that are used for financing its operating activities. These borrowings, of which none were outstanding at December 31, 2008, are on an overnight basis.

It is possible that the terms of these related party transactions may not be the same as those that would result from transactions with unrelated parties.

3. Fair Value of Financial Instruments

The Company adopted SFAS 157, "Fair Value Measurements" effective January 1, 2008. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Various valuation inputs are used to determine the fair value of assets or liabilities. Such inputs are defined broadly as follows:

Level 1 — Quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 — Other significant observable inputs (including quoted prices for similar securities, interest rates, etc.) for the asset or liability.

Level 3 — Significant unobservable inputs (including management's own assumptions in determining fair value) for the asset or liability.

The Company's assets and liabilities are mainly comprised of Commodity ETF's and Money Market Funds traded on exchanges and are classified as Level 1 assets / liabilities. The Company's Obligations of US Government, have a maturity of less than one year and are classified as Level 2. The Company did not have any Level 3 assets / liabilities during the year.

4. Income Taxes

In accordance with Federal and applicable state tax laws, the Company is treated as a branch of its single member owner, which for tax purposes is PSG, through November 18, 2008. On November 18, 2008 PSG

(In thousands, except where noted)

converted to a LLC at which time the single member owner became The Prudential Insurance Company of America ("PICA"). The parent is also a LLC and as such is disregarded for tax purposes. Both PSG and PICA are included in the consolidated federal income tax return of Prudential. PSG also files separate state income tax returns and is included in certain consolidated state income tax returns. After November 18, 2008 the Company is no longer subject to state taxes because the Company's single parent is an insurance company that generally pays state premium tax in lieu of state income tax.

Pursuant to the tax allocation agreement, Federal income tax expense or benefit is determined on a separate company basis. Members with losses record current tax benefits to the extent such losses are recognized in the consolidated Federal and state and local tax provisions. The state and local taxes allocated to the Company are based upon the effective state tax rate of PSG.

On January 1, 2007, the Company adopted FASB Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes," an Interpretation of FASB Statement No. 109. This interpretation prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that a company has taken or expects to take on a tax return. The Company does not have any unrecognized tax benefits at December 31, 2008.

In December 2006, the Internal Revenue Service ("Service") completed all fieldwork with regards to its examination of the consolidated Federal income tax returns for tax years 2002-2003. The final report was initially submitted to the Joint Committee on Taxation for their review in April 2007. The final report was resubmitted in March 2008 and again in April 2008. The Joint Committee returned the report to the Service for additional review. Prudential has responded to the Service's request for additional information. The IRS proposed an adjustment which was submitted to the Joint Committee in October 2008; however, this has no bearing on the Company's financial position or results of operations. The Company was advised on January 2, 2009 that the Joint Committee completed its consideration of the report and has taken no exception to the conclusions reached by the Service. Accordingly, the final report was processed and a refund was received. The statute of limitations for the 2002-2003 tax years expires December 31, 2009.

In January 2007, the Service began an examination of the consolidated U.S. Federal income tax years 2004 through 2006. For the consolidated U.S. Federal income tax years 2007 and 2008, the Company participated in the Service's new Compliance Assurance Program (the "CAP"). Under CAP, the Service assigns an examination team to review completed transactions contemporaneously during the 2007 and 2008 tax years in order to reach agreement with the Company on how they should be reported in the tax return. If disagreements arise, accelerated resolutions programs are available to resolve the disagreements in a timely manner before the tax return is filed. It is management's expectation this new program will significantly shorten the time period between the Company's filing of its Federal income tax return and the Service's completion of its examination of the return.

5. Credit Risk in Client Activities

The Company's customers' securities transactions are introduced on a fully-disclosed basis to its clearing broker. The clearing broker carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and receipt and delivery of securities relative to customer transactions. Customers' securities activities are transacted on a cash and margin basis. These transactions

may expose the Company to off-balance-sheet risk, wherein the clearing broker may charge the Company for any losses it incurs in the event that customers may be unable to fulfill their contractual commitments and margin requirements are not sufficient to fully cover losses. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and ensure that customer transactions are executed properly by the clearing broker. The Receivable from brokers and clearing organizations of $3,135 includes a deposit of $1,346 that the Company is required to maintain with clearing organizations.

6. Market Risk in Proprietary Trading

This is the risk of potential loss due to the fluctuation in the fair value of securities owned and securities sold, but not yet purchased. Risks arise in futures, options, warrants and other derivative contracts from changes in the fair values of their underlying financial instruments. Securities sold, but not yet purchased, represent obligations of the Company to deliver specified securities at contracted prices and thereby create a liability to repurchase the securities at prevailing future market prices. Accordingly, these transactions result in off-balance-sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased, may exceed the amount recognized in the financial statements.

7. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934. Under this Rule, the Company is required to maintain net capital, as defined, of not less than the minimum dollar net capital requirement of a reporting broker or dealer.

At December 31, 2008, the Company had net capital of $13,215, which is $12,965 in excess of the minimum required net capital.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

The Company's ability to make capital and certain other distributions is subject to the rules and regulations of various exchanges, clearing organizations and other regulatory agencies.

8. Commitments and Contingencies

Litigation

The Company is subject to legal and regulatory actions in the ordinary course of its business. Management of the Company, after consultation with its legal counsel, believes that there are no pending litigation and regulatory matters that would have any material adverse effect on the Company's financial statements.